SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                 SCHEDULE 13G/A

                                 (Rule 13d-102)

             Information Statement Pursuant to Rules 13d-1 and 13d-2
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*


                           Casella Waste Systems, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                 Class A Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   14744810
--------------------------------------------------------------------------------
                                 (CUSIP Number)

Check the appropriate box to designate the rule pursuant to which the Schedule is filed:

 [ ] Rule 13d-1(b)
 [ ] Rule 13d-1(c)
 [X] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 5 pages

-------------------------                          -----------------------------
|CUSIP No. 14744810     |              13G         |   Page  2  of  5  Pages   |
|          --------     |                          |        ---    ---         |
-------------------------                          -----------------------------

|--------|---------------------------------------------------------------------|
|  1     |  NAME OF REPORTING PERSON                                           |
|        |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                  |
|        |                                                                     |
|        |     Douglas R. Casella                                              |
|--------|---------------------------------------------------------------------|
|  2     |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]  |
|        |                                                            (b) [ ]  |
|        |     Inapplicable                                                    |
|--------|---------------------------------------------------------------------|
|  3     |  SEC USE ONLY                                                       |
|        |                                                                     |
|--------|---------------------------------------------------------------------|
|  4     |  CITIZENSHIP OR PLACE OF ORGANIZATION                               |
|        |                                                                     |
|        |     U.S.A.                                                          |
|--------|-----------------|--------|------------------------------------------|
|                          |   5    | SOLE VOTING POWER                        |
|                          |        |   1,219,650 shares                       |
|        NUMBER OF         |--------| -----------------------------------------|
|         SHARES           |   6    | SHARED VOTING POWER                      |
|      BENEFICIALLY        |        |   1,600 shares                           |
|        OWNED BY          ----------------------------------------------------|
|          EACH            |   7    |  SOLE DISPOSITIVE POWER                  |
|       REPORTING          |        |   1,219,650 shares                       |
|         PERSON           ----------------------------------------------------|
|          WITH            |   8    |  SHARED DISPOSITIVE POWER                |
|                          |        |   1,600 shares                           |
|--------|---------------------------------------------------------------------|
|   9    | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON        |
|        |                                                                     |
|        |     1,221,250 shares (Consists of the following: (a) 562,050 shares |
|        |     of directly held Class A Common Stock; (b) 1,600 shares of      |
|        |     indirectly held Class A Common Stock (which the reporting       |
|        |     person disclaims beneficial ownership of); (c) 494,100 shares   |
|        |     of Class B Common Stock; (d) 135,000 shares which Mr. Casella   |
|        |     has the right to acquire within 60 days of December 31, 1998    |
|        |     upon the exercise of options; and (e) 13,500 shares which Mr.   |
|        |     Casella has the right to acquire within 60 days of December 31, |
|        |     1998 upon the exercise of warrants.)                            |
|--------|---------------------------------------------------------------------|
|  10    | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN       |
|        | SHARES*                                                             |
|        |     Inapplicable                                                    |
|--------|---------------------------------------------------------------------|
|  11    | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                     |
|        |     8.3%                                                            |
|--------|---------------------------------------------------------------------|
|  12    |  TYPE OF REPORTING PERSON *                                         |
|        |      IN                                                             |
-------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                Page 2 of 5 pages

CUSIP NO.            14744810


Item 1(a)            Name of Issuer:
                     ---------------

                     Casella Waste Systems, Inc.


Item 1(b)            Address of Issuer's Principal Executive Offices:
                     ------------------------------------------------

                     25 Greens Hill Lane
                     Rutland, Vermont  05701


Item 2(a)            Name of Person Filing:
                     ----------------------
                     Douglas R. Casella


Item 2(b)            Address of Principal Business Office or if None, Residence:
                     -----------------------------------------------------------

                     Douglas R. Casella
                     c/o Casella Waste Systems, Inc.
                     25 Greens Hill Lane
                     Rutland, Vermont  05701


Item 2(c)            Citizenship:
                     ------------

                     United States of America


Item 2(d)            Title of Class of Securities:
                     -----------------------------

                     Class A Common Stock, $.01 par value per share


Item 2(e)            CUSIP Number:
                     -------------

                     14744810


Item 3               Description of Person Filing:
                     -----------------------------

                     Inapplicable


Item 4               Ownership:
                     ----------

                     (a)   Amount Beneficially owned:

                           1,221,250

                           This amount includes 1,600 shares held by Mr. Harry R. Ryan III as trustee for Mr. Casella's children, Joseph Casella and


--------------------------
*  As of December 31, 1998


                                Page 3 of 5 pages

CUSIP NO.            14744810


                               Kristen Casella, each a beneficiary of a trust holding 800 shares. Mr. Casella does not have voting power of such shares and disclaims beneficial ownership thereto. In addition, such amount includes 494,100 shares of Class B Common Stock, 135,000 shares of Class A Common Stock which Mr. Casella has the right to acquire within 60 days of December 31, 1998 upon the exercise of options and 135,000 shares of Class A Common Stock which Mr. Casella has the right to acquire within 60 days of December 31, 1998 upon the exercise of warrants.

                      (b)      Percent of class: 8.3%

                      (c)       Number of shares as to which such person has:

                               (i)   Sole power to vote or to direct the
                                     vote: 1,219,650

                               (ii)  Shared power to vote or to direct the
                                     vote:  1,600

                               (iii) Sole power to dispose or to direct the
                                     disposition of:  1,219,650

                               (iv) Shared power to dispose or to direct the disposition of: 1,600


Item 5               Ownership of Five Percent or Less of a Class:
                     ---------------------------------------------

                     Inapplicable


Item 6               Ownership of More than Five Precent on Behalf of
                     Another Person:
                     -------------------------------------------------

                     Mr. Harry R. Ryan III has the power to direct the receipt of dividends from, or the proceeds from the sale of, the 1,600 shares subject to the trusts referred to above in
                     Item 4(a), of which Mr. Ryan is the trustee.


Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
                     ---------------------------------------------------------

                     Inapplicable


Item 8               Identification of Members of the Group:
                     ---------------------------------------

                     Inapplicable


                               Page 4 of 5 pages

CUSIP NO.            14744810


Item 9               Notice of Dissolution of a Group:
                     ---------------------------------

                     Inapplicable


Item 10              Certification:
                     --------------

                     Inapplicable




                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                         February 12, 1999
                                                    ----------------------------
                                                                Date

                                                      /s/ Douglas R. Casella
                                                    ----------------------------
                                                          Douglas R. Casella




                                Page 5 of 5 pages